    Paul A. Rode
Chief Financial Officer
(314) 644-7652
paul.rode@bellringbrands.com

February 17, 2021

Via EDGAR

Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4628
Attention: Andi Carpenter
Jeff Gordon

Re: BellRing Brands, Inc.
Form 10-K for the Fiscal Year ended September 30, 2020
Filed November 20, 2020
File No. 001-39093

Ladies and Gentlemen:

I write this letter on behalf of BellRing Brands, Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated February 3, 2021 regarding the above-referenced Form 10-K filed by the Company.

For your convenience, each of the Staff’s comments is restated below in bold (numbered in accordance with the comment letter), with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended September 30, 2020

Financial Statements
Notes to Financial Statements, page 56

1.    Please enhance your disclosure in future filings to include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. Refer to ASC 280-10-50-21.

Response: We respectfully advise the Staff that the Company, after considering the guidance contained in FASB ASC paragraphs 280-10-50-1 through 280-10-50-9 (most notably, the identification of and information reviewed by its Chief Operating Decision

Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 17, 2021

Maker as well as its management/reporting structure), has concluded that it is comprised of a single operating segment and, as such, has a single reportable segment. In response to the Staff’s comment and in accordance with FASB ASC paragraph 280-10-50-21, the Company will include the following disclosure in future filings: “The Company has a single operating and reportable segment, with its principal products being protein-based consumer goods.”

Exhibits 31
Section 302 Certifications, page 81

2.    The certifications filed as Exhibits 31.1, 31.2 and 31.3 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as shown in Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K to include the correct certifications. In your amendment, you may include the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of Section 302 certifications. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

Response: The Company acknowledges to the Staff that it inadvertently omitted the referenced introductory language in paragraph 4 and 4(b) referring to internal control over financial reporting from the certifications filed as Exhibits 31.1, 31.2 and 31.3 to the Form 10-K. The Company will file an amendment to the Form 10-K to provide the revised certifications in accordance with the instructions in the SEC’s Regulation S-K Compliance and Disclosure Interpretation 246.13.

I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact me at (314) 644-7652 (paul.rode@bellringbrands.com) or Craig L. Rosenthal, General Counsel, at (314) 219-1646 (craig.rosenthal@bellringbrands.com).

Sincerely,

/s/ Paul A. Rode

Paul A. Rode
Chief Financial Officer
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